Exhibit 107
Calculation of Filing Fee Tables
Schedule TO
(Form Type)
LIGHTSTONE VALUE PLUS REIT II, INC.
(Exact Name of Registrant as Specified in its Charter)
Table 1 – Transaction Value
	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$5,160,000(1)	.0001476	$761.62(2)
Fees Previously Paid
Total Transaction Valuation	$5,160,000(1)
Total Fees Due for Filing			$761.62
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$761.62(2)
(1)	Calculated as the tender offer purchase price of $6.00 per share multiplied by the 860,000 maximum number of shares subject to the tender offer.
(2)
Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.